

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur


SEC MAIL PROCESSING
RECEIVED
APR 28 2004
WASH, D.C.
187
SECTION

20 April 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


04024738

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlements (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Fourth Annual General Meeting.

3. General Announcement - Proposed Renewal of the Authority for the Purchase of Up to Ten Percent (10%) of the Issued and Paid-up Ordinary Share Capital of the Company Pursuant to Section 67A of the Companies Act, 1965.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **20/04/2004 04:49:45 PM**
Reference No **RW-040420-07EAD**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Entitlement date	:**02/07/2004**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Final Dividend**
*	Entitlement description	

Final Dividend

	Period of interest payment	: to
	Financial Year End	:**31/12/2003**
	Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

	Payment date	:**26/07/2004**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**02/07/2004**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.095**
	Remarks	

RM0.095 less 28% tax per ordinary share of RM0.50 each.



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **20/04/2004 04:49:45 PM**
Reference No **RW-040420-07EAE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD - TWENTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Twenty-Fourth Annual General Meeting of the Company will be convened and held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur** on **Wednesday, 23 June 2004 at 3.00 p.m.** to transact the ordinary and special business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **20/04/2004 04:49:45 PM**
Reference No **RW-040420-07EAC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR THE "COMPANY")

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN PERCENT (10%) OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965 ("PROPOSED RENEWAL")

* **Contents :-**

On 26 June 2003, shareholders of Resorts approved a proposal by the Company for the purchase of Resorts shares.

The Board of Directors of Resorts wishes to announce that the present mandate granted by the shareholders of Resorts for the Company to buy back its own shares will expire at the conclusion of the forthcoming Twenty-Fourth Annual General Meeting (" AGM") of Resorts. In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to ten percent (10%) of the issued and paid-up ordinary share capital of the Company comprising 1,091,843,334 ordinary shares of RM0.50 each as at 15 April 2004.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: